Exhibit 99.5

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	05	04	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	47,438	199,116	325
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.09	£3.75	£3.36

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Robert Adey	Ordinary	900
Address
6 Mountain Ash Road Clayhanger Walsall West Midlands
UK postcode WS8 7QS

Name	Class of shares allotted	Number allotted
Mrs Anne Margaret Ambrose	Ordinary	360
Address
15 Rayner Street Ripon North Yorkshire
UK postcode HG4 2AG

Name	Class of shares allotted	Number allotted
Mr Martin William Appleton	Ordinary	1,800
Address
High Crest Princess Road Ripon North Yorkshire
UK postcode HG4 1HW

Name	Class of shares allotted	Number allotted
Mr James Fred Archer	Ordinary	180
Address
10 St Johns Mount Wakefield West Yorkshire
UK postcode WF1 2RS

Please enter the number of continuation sheets (if any) attached to this form	119

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Paul Michael Armstrong	Ordinary	360
Address
222 High Greave Ecclesfield Sheffield South Yorkshire
UK postcode S5 9GQ

Name	Class of shares allotted	Number allotted
Mr Duncan John Arnold	Ordinary	540
Address
Woodbine Cottage 155 Church Street Cliffe Rochester Kent
UK postcode ME3 7QA

Name	Class of shares allotted	Number allotted
Mr Jonathan Mark Arundel	Ordinary	180
Address
4 Briggs Place Wibsey Bradford West Yorkshire
UK postcode BD6 3AX

Name	Class of shares allotted	Number allotted
Mr Raymond Austin	Ordinary	360
Address
12 Glebelands Prestwich Manchester
UK postcode M25 1NE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Christopher Ian Baker	Ordinary	360
Address
12 Framfield Road Carlton Colville Lowestoft Suffolk
UK postcode NR33 8RQ

Name	Class of shares allotted	Number allotted
Mr John Harry Baker	Ordinary	270
Address
20 Barass Avenue Worcester Worcestershire
UK postcode WR4 0QD

Name	Class of shares allotted	Number allotted
Mr Keith James Baker	Ordinary	270
Address
10 Wentworth Avenue Slough Berkshire
UK postcode SL2 2DR

Name	Class of shares allotted	Number allotted
Mr David Thomas Ball	Ordinary	900
Address
6 Church Wynd Burneston Near Bedale
UK postcode DL8 2JB

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Richard Charles Banner	Ordinary	360
Address
60 Magdalens Road Ripon North Yorkshire
UK postcode HG4 1HT

Name	Class of shares allotted	Number allotted
Mr Roy Dale Barnes	Ordinary	381
Address
49 Pipers Croft Dunstable Bedfordshire
UK postcode LU6 3JZ

Name	Class of shares allotted	Number allotted
Mrs Audrey Barnett	Ordinary	360
Address
The Chalet Gumburn Farm Sinton Green Worcester Worcestershire
UK postcode WR2 6NS

Name	Class of shares allotted	Number allotted
Mr Nigel Edwin Barrett	Ordinary	540
Address
166 Hoe Lane Enfield Middlesex
UK postcode EN1 4EU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Anne Margaret Bashford	Ordinary	540
Address
35 Alton Road Waddon Croydon Surrey
UK postcode CR0 4LZ

Name	Class of shares allotted	Number allotted
Mr Brian Edward Basker	Ordinary	360
Address
13 Chelveston Way Westwood Peterborough Cambridgeshire
UK postcode PE3 7EG

Name	Class of shares allotted	Number allotted
Mr Rafe Steven Bateson	Ordinary	572
Address
25 Baldlock Road Stotfold Hitchin Hertfordshire
UK postcode SG5 4PB

Name	Class of shares allotted	Number allotted
Mr John Beal	Ordinary	381
Address
31 Batworth Drive Sheffield South Yorkshire
UK postcode S5 8XW

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Nigel James Benning	Ordinary	900
Address
Hilltop Thornborough Bedale North Yorkshire
UK postcode DL8 2RH

Name	Class of shares allotted	Number allotted
Mr Graeme Best	Ordinary	900
Address
9 Milton Court Loughborough Leicestershire
UK postcode LE11 5JL

Name	Class of shares allotted	Number allotted
Mr Paul Bickerdike	Ordinary	720
Address
27 Leonard Street Fartown Huddersfield West Yorkshire
UK postcode HD2 1AB

Name	Class of shares allotted	Number allotted
Mr Owen James Bickford	Ordinary	180
Address
173 Sedlescombe Road North St Leonards on Sea East Sussex
UK postcode TN37 7ER

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Joanne Birch	Ordinary	180
Address
21 Fieldstone View Lower Gornal Dudley West Midlands
UK postcode DY3 2EB

Name	Class of shares allotted	Number allotted
Mr Christopher Derrick Birks	Ordinary	360
Address
31 Cheltenham Grove Birches Head Stoke on Trent Staffordshire
UK postcode ST1 6SD

Name	Class of shares allotted	Number allotted
Mr Mark William Bishop	Ordinary	360
Address
74 Hawkswood Crescent St Johns Worcester Worcestershire
UK postcode WR2 6BP

Name	Class of shares allotted	Number allotted
Mr Roger Bishop	Ordinary	540
Address
32 Linksview Crescent Worcester
UK postcode WR5 1JJ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Nigel Timothy Bloodworth	Ordinary	252
Address
175 Thornes Road Wakefield West Yorkshire
UK postcode WF2 8QR

Name	Class of shares allotted	Number allotted
Mr Terrance James William Blore	Ordinary	1,800
Address
11 Sunflower Meadow Irlam Manchester
UK postcode M44 6TD

Name	Class of shares allotted	Number allotted
Mr Timothy Blunt	Ordinary	360
Address
Bourneys Manor House 34 High Street Willingham Cambridgeshire
UK postcode CB4 5ES

Name	Class of shares allotted	Number allotted
Mr Christopher Brian Booker	Ordinary	900
Address
28 Melltown Green Pickhill Thirsk North Yorkshire
UK postcode YO7 4LL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Julian Paul Bowdin	Ordinary	381
Address
2 Speedwell Glade Duchy Rise Harrogate North Yorkshire
UK postcode HG3 2HE

Name	Class of shares allotted	Number allotted
Mr Peter James Boyle	Ordinary	900
Address
Grange Garth Chapel Lane, Marton Le Moor Ripon North Yorkshire
UK postcode HG4 5AS

Name	Class of shares allotted	Number allotted
Mr David Bozward	Ordinary	180
Address
54 Drake Avenue Pines Green Worcester
UK postcode WR2 5RP

Name	Class of shares allotted	Number allotted
Mr Tony Charles Bradburn	Ordinary	720
Address
26 Renton Road Oxley Wolverhampton Staffordshire
UK postcode WV10 6UR

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Philip Stephen Bradley	Ordinary	180
Address
72 Oakdale Bracknell Berkshire
UK postcode RG12 0TG

Name	Class of shares allotted	Number allotted
Mr William John Bradney	Ordinary	180
Address
5 Townfield Gardens Newburn Newcastle-Upon-Tyne Tyne and Wear
UK postcode NE15 8PY

Name	Class of shares allotted	Number allotted
Mr Joseph Luke Breen	Ordinary	180
Address
4 Balfour Street Leyland Preston Lancashire
UK postcode PR25 2TD

Name	Class of shares allotted	Number allotted
Mr Jeffrey Britton	Ordinary	180
Address
10 Jenkins Road Mount Pleasant Neath West Glamorgan
UK postcode SA11 1UP

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Raymond Britton	Ordinary	762
Address
28 Goring Avenue Gorton Manchester
UK postcode M18 8WW

Name	Class of shares allotted	Number allotted
Mr Graham Broadbent	Ordinary	360
Address
16 Ashwood Grove Horbury Wakefield West Yorkshire
UK postcode WF4 5HY

Name	Class of shares allotted	Number allotted
Mr Timothy Mark Broadhurst	Ordinary	762
Address
15 The Hollies Newton Rugby Warwickshire
UK postcode CV23 0DD

Name	Class of shares allotted	Number allotted
Mr Colin Brown	Ordinary	180
Address
8 Eden Road Romanby Northallerton North Yorkshire
UK postcode DL7 8HU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr John Alfred Brown	Ordinary	741
Address
134 Lowry Hill Road Lowry Hill Carlisle Cumbria
UK postcode CA3 0EA

Name	Class of shares allotted	Number allotted
Mr Stuart William Buckland	Ordinary	360
Address
40 Gascoigne Road New Addington Croyden Surrey
UK postcode CR0 0NB

Name	Class of shares allotted	Number allotted
Mr Gordon John Bullock	Ordinary	900
Address
7 Walton Close Bitton Bristol Avon
UK postcode BS30 6JW

Name	Class of shares allotted	Number allotted
Mr John Nigel Burnett	Ordinary	360
Address
7 Westfield Road Normanby Cleveland
UK postcode TS6 0HU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Keith Burrill	Ordinary	762
Address
12 Newlands Drive Ripon North Yorkshire
UK postcode HG4 2JY

Name	Class of shares allotted	Number allotted
Mr Roy Burton	Ordinary	381
Address
55 Weston Park Avenue Waterside Place Stretton Burton Upon Trent
UK postcode DE14 2AF

Name	Class of shares allotted	Number allotted
Mr Daniel Byrne	Ordinary	2,700
Address
65 Robertson Road Mountain View Perth Tayside
UK postcode PH1 1SQ

Name	Class of shares allotted	Number allotted
Mr Stuart Matthew Forgan Cairns	Ordinary	720
Address
12 Balmanno Park Bridge of Earn Tayside Perthshire
UK postcode PH2 9RJ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Richard William Caldwell	Ordinary	540
Address
110 Old England Way Peasdown St John Bath Avon
UK postcode BA2 8SW

Name	Class of shares allotted	Number allotted
Mr Paul Canadine	Ordinary	381
Address
8 Stonely Brook Ravenfield Rotherham South Yorkshire
UK postcode S65 4QY

Name	Class of shares allotted	Number allotted
Mrs Shirley Candlish	Ordinary	270
Address
4 Monro Park Calside Dumfries
UK postcode DG1 4YJ

Name	Class of shares allotted	Number allotted
Mr Raymond Cannon	Ordinary	180
Address
58 Duke Street Biddulph Stoke on Trent Staffordshire
UK postcode ST8 7DE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Edward Carbis	Ordinary	381
Address
34 Richards Terrace Roath Cardiff
UK postcode CF2 1RX

Name	Class of shares allotted	Number allotted
Mr Mark Cartlidge	Ordinary	540
Address
15 Huntingdon Place Birches Head Stoke-on-Trent Staffordshire
UK postcode ST1 6RX

Name	Class of shares allotted	Number allotted
Mr Ronald Peter Cassells	Ordinary	450
Address
40 Bishopton Lane Ripon North Yorkshire
UK postcode HG4 2QN

Name	Class of shares allotted	Number allotted
Mr Michael Norman Cato	Ordinary	953
Address
117 Lynmouth Crescent North Furzton Milton Keynes Buckinghamshire
UK postcode MK4 1JZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Chambers	Ordinary	190
Address
17 Abbey Farm View Hillcrest Cudsworth Barnsley South Yorkshire
UK postcode S72 8SJ

Name	Class of shares allotted	Number allotted
Mr Barry Duncan Champkins	Ordinary	900
Address
39 Bourg de Peage Avenue East Grinstead West Sussex
UK postcode RH19 3YD

Name	Class of shares allotted	Number allotted
Mr Andrew Brian Chapman	Ordinary	360
Address
50 Gallows Hill Ripon North Yorkshire
UK postcode HG4 1RG

Name	Class of shares allotted	Number allotted
Mrs Kathleen Chilvers	Ordinary	180
Address
26 Ashcombe Ashington Rochford Essex
UK postcode SS4 1SW

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Frederick Clark	Ordinary	190
Address
31 Broadway Prestatyn Clwyd
UK postcode LL19 8AU

Name	Class of shares allotted	Number allotted
Mr Colin Clarke	Ordinary	190
Address
4 Carlton Avenue Thirsk North Yorkshire
UK postcode Y07 1RJ

Name	Class of shares allotted	Number allotted
Mrs Wendy Ellen Claypole	Ordinary	180
Address
13 Pine Walk Ripon North Yorkshire
UK postcode HG4 2LW

Name	Class of shares allotted	Number allotted
Miss Pamela Margaret Christine Cleaves	Ordinary	360
Address
19 Hazel Grove Trethomas Caerphilly Mid Glamorgan
UK postcode CF83 8GU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Derek William Collins	Ordinary	900
Address
22 St. Marys Road Stubbington Fareham Hampshire
UK postcode PO14 2HW

Name	Class of shares allotted	Number allotted
Mr Michael John Collins	Ordinary	190
Address
96 Old Park Road Sheffield South Yorkshire
UK postcode S8 7DT

Name	Class of shares allotted	Number allotted
Mr Sean James Christopher Collins	Ordinary	450
Address
21 Home Farm Court Castle Gresley Swadlincote Derbyshire
UK postcode DE11 9JA

Name	Class of shares allotted	Number allotted
Mr John Condie	Ordinary	360
Address
31 Dunmarle Street High Valleysfield Newmills Dundfermline Fife
UK postcode KY12 8RZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Steve Condliff	Ordinary	216
Address
45 First Avenue Fazakerley Liverpool Merseyside
UK postcode L9 9DN

Name	Class of shares allotted	Number allotted
Mr Robert Joseph Cooke	Ordinary	900
Address
33 Hatters Court Bedworth Warwickshire
UK postcode CV12 9AU

Name	Class of shares allotted	Number allotted
Mrs Charlotte Eileen Cope	Ordinary	720
Address
Willow Garth The Green Raskelf York
UK postcode YO61 3LE

Name	Class of shares allotted	Number allotted
Mrs June Copnell	Ordinary	900
Address
1 Redshaw Grove Ripon North Yorkshire
UK postcode HG4 1PQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Linda Joyce Coppin	Ordinary	476
Address
192 Rotherhithe New Road Rotherhithe London
UK postcode SE16 2AP

Name	Class of shares allotted	Number allotted
Mr Ian Courts	Ordinary	540
Address
34 Huntingdon Close Fazley Tamworth Staffordshire
UK postcode B78 3XS

Name	Class of shares allotted	Number allotted
Mrs Kathleen Margaret Cox	Ordinary	360
Address
The Laurels Little Holme Road Walpole Cross Keys Kings Lynn Norfolk
UK postcode PE34 4EW

Name	Class of shares allotted	Number allotted
Mr Alan Clifford Crampton	Ordinary	360
Address
12 Lytham Drive Clayton Heights Bradford West Yorkshire
UK postcode BD13 1HQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Philip Michael Crocker	Ordinary	900
Address
20 Chichester Walk Merley Wimbourne Dorset
UK postcode BH21 1SN

Name	Class of shares allotted	Number allotted
Mr Ian James Crossland	Ordinary	360
Address
142 Moorside Hartshead Moortop Cleckheaton West Yorkshire
UK postcode BD19 6LN

Name	Class of shares allotted	Number allotted
Mr Andrew Michael Crowther	Ordinary	286
Address
36 Haigwood Road Cookridge Leeds West Yorkshire
UK postcode LS16 6PB

Name	Class of shares allotted	Number allotted
Mr David Cullingworth	Ordinary	360
Address
29 Beckett Close Nawton York North Yorkshire
UK postcode YO62 7SB

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Robert Leslie Dann	Ordinary	667
Address
23 Dunster Dosthill Tamworth Staffordshire
UK postcode B77 1JT

Name	Class of shares allotted	Number allotted
Miss Sheila Mary Dann	Ordinary	180
Address
2 Brickyard Cottages Tilley Lane Hertsmonceux East Sussex
UK postcode BN27 4UX

Name	Class of shares allotted	Number allotted
Mr Frank Davidson	Ordinary	286
Address
27 Ashton Road Raigmore Inverness
UK postcode IV2 3UE

Name	Class of shares allotted	Number allotted
Mr Mark Davidson	Ordinary	360
Address
62 King Duncans Road Inverness
UK postcode IV2 3UF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Anthony Davies	Ordinary	540
Address
15 Ffordd Draenen Ddu West Cross Swansea West Glamorgan
UK postcode SA3 5RP

Name	Class of shares allotted	Number allotted
Mr Ian Mathew Davies	Ordinary	953
Address
46 Whitcliffe Lane Ripon North Yorkshire
UK postcode HG4 2JN

Name	Class of shares allotted	Number allotted
Mr John Paul Davies	Ordinary	360
Address
9 Charlecote Avenue Tuffley Gloucester Gloucestershire
UK postcode GL4 0TH

Name	Class of shares allotted	Number allotted
Mr Russell Edward Davies	Ordinary	900
Address
28 Hillside Close Ronkswood Worcester Worcestershire
UK postcode WR5 1HS

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Sally Feversham Davies	Ordinary	572
Address
46 Whitcliffe Lane Ripon North Yorkshire
UK postcode HG4 2JN

Name	Class of shares allotted	Number allotted
Mr Michael Alan Davies	Ordinary	450
Address
7 Rews Park Drive Pinhoe Exeter Devon
UK postcode EX1 3QL

Name	Class of shares allotted	Number allotted
Mr Justin Michael Dean	Ordinary	180
Address
14 Llandinam Crescent Gabalfa Cardiff
UK postcode CF14 2RB

Name	Class of shares allotted	Number allotted
Mr Raymond Delasalle	Ordinary	1,620
Address
7 Laxton Green Cox Green Maidenhead Berkshire
UK postcode SL6 3HW

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Robert Dettmer	Ordinary	180
Address
Netherelms Greencroft Avenue Corbridge Northumberland
UK postcode NE45 5DW

Name	Class of shares allotted	Number allotted
Mr Clive Anthony Dicker	Ordinary	360
Address
11 Grove Road West Huntspill Highbridge Somerset
UK postcode TA9 3RS

Name	Class of shares allotted	Number allotted
Mr Andrew Robert Dixon	Ordinary	540
Address
33 Crompton Road Nechells Birmingham West Midlands
UK postcode B7 5SH

Name	Class of shares allotted	Number allotted
Mrs Janet Dobbs	Ordinary	540
Address
8 Sherbourne Close Elburton Plymouth Devon
UK postcode PL9 8UU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Stephen Dobson	Ordinary	180
Address
37 Glynwood Gardens Sheriff Hill Gateshead Tyne and Wear
UK postcode NE9 5RS

Name	Class of shares allotted	Number allotted
Mrs Paula Donohue	Ordinary	720
Address
135 Old Clough Lane Worsley Manchester Lancashire
UK postcode M28 7HZ

Name	Class of shares allotted	Number allotted
Mr Alan Roy Dowling	Ordinary	190
Address
12 Peirse Close Bedale North Yorkshire
UK postcode DL8 2UG

Name	Class of shares allotted	Number allotted
Mr Keith Driscoll	Ordinary	762
Address
36 Brookmead Way Orpington Kent
UK postcode BR5 2BG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Janet Ann Drummond	Ordinary	180
Address
93 Mountview Borden Sittingbourne Kent
UK postcode ME9 8JZ

Name	Class of shares allotted	Number allotted
Mr Keith Drury	Ordinary	762
Address
7 Park Crescent Rothwell Leeds West Yorkshire
UK postcode LS26 0EZ

Name	Class of shares allotted	Number allotted
Mr Michael John Duggan	Ordinary	720
Address
21 St Peters Crescent Droitwich Worcestershire
UK postcode WR9 8QD

Name	Class of shares allotted	Number allotted
Mr William M Dyer	Ordinary	360
Address
Beggars Roost Pooks Green Marchwood Hampshire
UK postcode SO40 4WP

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Nigel East	Ordinary	360
Address
30 Chestnut Avenue Cranwell Sleaford Lincolnshire
UK postcode NG34 8HT

Name	Class of shares allotted	Number allotted
Mr John Easterbrook	Ordinary	1,080
Address
4 Paignton Road Stoke Gabriel Nr Totnes Devon
UK postcode TQ9 6SW

Name	Class of shares allotted	Number allotted
Mr John David Elliott	Ordinary	540
Address
29 Breck Close Great Oakley Northamptonshire
UK postcode NN18 8JR

Name	Class of shares allotted	Number allotted
Mrs Norma Denyse Ellis	Ordinary	360
Address
17 Chatsworth Drive Pendine Park Summerhill Wrexham
UK postcode LL11 4XD

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Daren Roy Else	Ordinary	180
Address
35 New Woodfield Green Dunstable Bedfordshire
UK postcode LU5 4UL

Name	Class of shares allotted	Number allotted
Mr Martin Donald Embley	Ordinary	381
Address
Honey Pot Cottage Pendock Road Pendock Gloucestershire
UK postcode GL19 3PL

Name	Class of shares allotted	Number allotted
Mr Mark Ennis	Ordinary	360
Address
15 Leamington Road Urmston Greater Manchester
UK postcode M41 7AZ

Name	Class of shares allotted	Number allotted
Mr Colin Erswell	Ordinary	286
Address
47 Patrixbourne Avenue Rainham Mark Gillingham Kent
UK postcode ME8 6UF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Simon Etherington	Ordinary	180
Address
3 Wharfdale Church Hill Skelton Cleveland
UK postcode TS12 2WB

Name	Class of shares allotted	Number allotted
Mr Andrew Charles Evans	Ordinary	953
Address
April Cottage North Lane Bickington Devon
UK postcode EX31 2JN

Name	Class of shares allotted	Number allotted
Mr John Evans	Ordinary	190
Address
Brecon House Lower Road Summershill Wrexham Clwyd
UK postcode LL11 4TR

Name	Class of shares allotted	Number allotted
Mr John Evans	Ordinary	540
Address
83 Glenthorne Avenue Brickfields Road Worcester Worcestershire
UK postcode WR4 9TT

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Evans	Ordinary	540
Address
37 Keppel Street Swallowfields Coventry West Midlands
UK postcode CV1 5HP

Name	Class of shares allotted	Number allotted
Mr Paul Anthony Evans	Ordinary	540
Address
39 Woodlea Road Tarring Worthing West Sussex
UK postcode BN13 1BP

Name	Class of shares allotted	Number allotted
Mr Thomas McCall Fairlie	Ordinary	900
Address
16 Nethangate Hamilton Lanarkshire
UK postcode ML3 8NH

Name	Class of shares allotted	Number allotted
Mr Alan Kenneth Farmer	Ordinary	360
Address
1 Dunster Gardens Willsbridge Bristol Avon
UK postcode BS30 6UR

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Darren Feeley	Ordinary	360
Address
35 Melbourne Road Christchurch Dorset
UK postcode BH23 2HY

Name	Class of shares allotted	Number allotted
Mrs Joanne Elaine Fenton	Ordinary	900
Address
Greystones 7 Little Studley Road Ripon North Yorkshire
UK postcode HG4 1HD

Name	Class of shares allotted	Number allotted
Mr James Cairns Flavell	Ordinary	450
Address
6 Hillswick Crescent Milton Glasgow Strathclyde
UK postcode G22 7PS

Name	Class of shares allotted	Number allotted
Mr Christopher Philip Flemons	Ordinary	900
Address
96 Fensome Drive Houghton Regis Dunstable Bedfordshire
UK postcode LU5 5SH

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Fletcher	Ordinary	270
Address
63 Orrin Close Acomb Park York North Yorkshire
UK postcode YO2 2RA

Name	Class of shares allotted	Number allotted
Mrs Janice Forster	Ordinary	180
Address
10 Langdale Gardens Walkerdene Newcastle Upon Tyne
UK postcode NE6 4EB

Name	Class of shares allotted	Number allotted
Mr Gary Fothergill	Ordinary	180
Address
26 Southfield Avenue Ripon North Yorkshire
UK postcode HG4 2NR

Name	Class of shares allotted	Number allotted
Mr Graham James Fotheringham	Ordinary	270
Address
9 Puller Road Barnet Hertfordshire
UK postcode EN5 4HG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Robert Foulkes	Ordinary	360
Address
35 Monmouth Crescent Ashton in Makerfield Wigan
UK postcode WN4 9JD

Name	Class of shares allotted	Number allotted
Mr Raymond Fountain	Ordinary	540
Address
43 Queen Street High Wycombe Buckinghamshire
UK postcode HP13 6EZ

Name	Class of shares allotted	Number allotted
Mr Stuart Michael Francis	Ordinary	720
Address
73 Linksview Crescent Worcester Worcestershire
UK postcode WR5 1JH

Name	Class of shares allotted	Number allotted
Mr Graham John Franklin	Ordinary	720
Address
Moons Reach 107 Wollaton Road Ferndown Dorset
UK postcode BH22 8QS

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Alan Henry Fraser	Ordinary	360
Address
41 Belgrave Road Aylesbury
UK postcode HP19 9HP

Name	Class of shares allotted	Number allotted
Mr David Fraser	Ordinary	360
Address
19 Scorgui Terrace Inverness
UK postcode IV3 8SE

Name	Class of shares allotted	Number allotted
Mr Ian Robert Fraser	Ordinary	540
Address
22 Springfield Square Bishopbriggs Glasgow
UK postcode G64 1PZ

Name	Class of shares allotted	Number allotted
Mr John Fraser	Ordinary	180
Address
11 St. Johns Walk Adwick-upon-Deane South Yorkshire
UK postcode S64 0NS

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Richard Fraser	Ordinary	190
Address
6 Wood View Conisbrough Doncaster South Yorkshire
UK postcode DN12 2BJ

Name	Class of shares allotted	Number allotted
Mr John Alfred French	Ordinary	450
Address
15 Woodland Rise Lydney Gloucestershire
UK postcode GL15 5LH

Name	Class of shares allotted	Number allotted
Mr Neil John Gaffney	Ordinary	381
Address
13 Gardeners Way Rainhill Prescot Merseyside
UK postcode L35 4PU

Name	Class of shares allotted	Number allotted
Mr James Watson Gannon	Ordinary	360
Address
14 Malvina Court Perth
UK postcode PH1 5FG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Mark Gaunt	Ordinary	180
Address
9 Linton Road Rosliston Swadlincote Derbyshire
UK postcode DE12 8JD

Name	Class of shares allotted	Number allotted
Mr Dean Peter Gauron	Ordinary	741
Address
29 Hazel Court Acorn Walk Rotherhithe Street London
UK postcode SE16 1EW

Name	Class of shares allotted	Number allotted
Mr Mark Gausden	Ordinary	450
Address
184 Percival Road Hampden Park Eastbourne East Sussex
UK postcode BN22 9JU

Name	Class of shares allotted	Number allotted
Mr Richard Andrew Gaynor	Ordinary	360
Address
15 Beeversleigh Clifton Lane Clifton Rotherham
UK postcode S65 2AD

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Scott Gearie	Ordinary	270
Address
32 Portmore Place Pitalpin Dundee
UK postcode DD2 4UW

Name	Class of shares allotted	Number allotted
Mr Ian John German	Ordinary	540
Address
55 Acacia Gardens Bathpool Taunton Somerset
UK postcode TA2 8TA

Name	Class of shares allotted	Number allotted
Mr Andrew Mark Gibbins	Ordinary	270
Address
52 Skelldale Close Ripon North Yorkshire
UK postcode HG4 1UH

Name	Class of shares allotted	Number allotted
Mr Christopher Allan Gibbins	Ordinary	180
Address
40 Bramhall Street Cleethorpes Lincolnshire
UK postcode DN35 7QY

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Robin Gibbs	Ordinary	1,122
Address
232 Dunkery Road Mottingham London
UK postcode SE9 4HP

Name	Class of shares allotted	Number allotted
Mr Melvyn David Glazzard	Ordinary	381
Address
12 Straits Road Gornal Wood Dudley West Midlands
UK postcode DY3 2UT

Name	Class of shares allotted	Number allotted
Mr David Goodwin	Ordinary	4,500
Address
8 Alderley Close Sandbach Cheshire
UK postcode CW11 1YX

Name	Class of shares allotted	Number allotted
Mrs Constance Ruth Graham	Ordinary	360
Address
Green Knowle 3 Thorpe Chase Littlethorpe Ripon North Yorkshire
UK postcode HG4 1UA

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Linda Anne Graham	Ordinary	900
Address
Sain Foin Wath Ripon North Yorkshire
UK postcode HG4 5EN

Name	Class of shares allotted	Number allotted
Mrs Mary S Grainger	Ordinary	360
Address
110 Albatross Drive Grimsby South Humberside
UK postcode DN37 9PE

Name	Class of shares allotted	Number allotted
Mr Gavin Taylor Grant	Ordinary	953
Address
Walnut Tree Farm Ipswich Road Otley Ipswich, Suffolk
UK postcode IP6 9JN

Name	Class of shares allotted	Number allotted
Mr Gary Robert Grayling	Ordinary	450
Address
71A Centre Drive Epping Essex
UK postcode CM16 4JF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Frederick Malcolm Greenhow	Ordinary	360
Address
26 Crindledykes Penshaw View Fatfield Washington Tyne and Wear
UK postcode NE38 8SA

Name	Class of shares allotted	Number allotted
Mr Raymond Griffiths	Ordinary	360
Address
16 Bedford Street Morriston Swansea West Glamorgan
UK postcode SA6 8DF

Name	Class of shares allotted	Number allotted
Mr John Robert Grimwood	Ordinary	720
Address
10 Taliesin Place Glamymor Park Loughbor Swansea West Glamorgan
UK postcode SA4 6GJ

Name	Class of shares allotted	Number allotted
Mr Peter Gudge	Ordinary	360
Address
Flat 2 9 Bryanstone Road Bournemouth Dorset
UK postcode BH3 7JE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Andrew Gudzelak	Ordinary	900
Address
22 Willow Drive Burnley Road Halifax West Yorkshire
UK postcode HX2 7NG

Name	Class of shares allotted	Number allotted
Mr Paul Andrew Guest	Ordinary	190
Address
25 St. Wilfrids Place Ripon North Yorkshire
UK postcode HG4 2AQ

Name	Class of shares allotted	Number allotted
Mr Peter Hackett	Ordinary	180
Address
130 Endlebury Road Chingford London
UK postcode E4 6QQ

Name	Class of shares allotted	Number allotted
Mr Keith Philip Hadaway	Ordinary	540
Address
37 Redshank Avenue Darnhall Winsford Cheshire
UK postcode CW7 1SP

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Anthony Joseph Hagerty	Ordinary	180
Address
19 St. Leonards Park East Grinstead West Sussex
UK postcode RH19 1EE

Name	Class of shares allotted	Number allotted
Mr Andrew Lawrence Hall	Ordinary	953
Address
45 Furness Glascote Tamworth Staffordshire
UK postcode B77 2QQ

Name	Class of shares allotted	Number allotted
Mr Nigel Mills Halligan	Ordinary	720
Address
44 Marriott Road Wheelock Sandbach Cheshire
UK postcode CW11 3LS

Name	Class of shares allotted	Number allotted
Mr Paul Stephen Hamman	Ordinary	360
Address
16 Niddries Lane Moulton Northwich Cheshire
UK postcode CW9 8QE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Alexander Derek Hansen	Ordinary	360
Address
65 Lothian Street Bonnyrigg Midlothian
UK postcode EH19 3AA

Name	Class of shares allotted	Number allotted
Mr Steven Richard Happe	Ordinary	762
Address
49 Leigh Road Canvey Island Essex
UK postcode SS8 0AW

Name	Class of shares allotted	Number allotted
Mr Christopher Hart	Ordinary	270
Address
100 Longbrooke Houghton Regis Dunstable Bedfordshire
UK postcode LU5 5QY

Name	Class of shares allotted	Number allotted
Mr Kevin Michael Hartshorne	Ordinary	540
Address
7 Welland Road Quedgeley Gloucester Gloucestershire
UK postcode GL2 4SG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Richard Healy	Ordinary	900
Address
9 Saffron Close West Horndon Brentwood Essex
UK postcode CM13 3NF

Name	Class of shares allotted	Number allotted
Mr Carl Adrian Heard	Ordinary	450
Address
21 Menai Walk Chelmsley Wood Birmingham West Midlands
UK postcode B37 6QH

Name	Class of shares allotted	Number allotted
Mr David Hearle	Ordinary	180
Address
7 Marks Drive Bodmin Cornwall
UK postcode PL31 1BD

Name	Class of shares allotted	Number allotted
Mr Christopher Carl Hennessey	Ordinary	360
Address
4 Tarvin Close Sutton Manor St Helens Merseyside
UK postcode WA9 4DL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Simon Henson	Ordinary	540
Address
16 Bala Way Lansdown St Peters Worcester
UK postcode WR5 3UF

Name	Class of shares allotted	Number allotted
Mr Martin Henstock	Ordinary	360
Address
5 Princess Royal Road Ripon North Yorkshire
UK postcode HG4 1TQ

Name	Class of shares allotted	Number allotted
Mrs Michelle Edwina Henstock	Ordinary	450
Address
5 Princess Royal Road Ripon Noth Yorkshire
UK postcode HG4 1TQ

Name	Class of shares allotted	Number allotted
Mr Paul Henstock	Ordinary	360
Address
38 Princess Royal Road Ripon North Yorkshire
UK postcode HG4 1TQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Timothy Martin Hey	Ordinary	762
Address
Woodend Grange Breckenbrough Thirsk North Yorkshire
UK postcode YO7 4EL

Name	Class of shares allotted	Number allotted
Mrs Jill Christine Higgins	Ordinary	540
Address
15 Elm Court Elm Green Close off Bath Road Worcester Worcestershire
UK postcode WR5 3HD

Name	Class of shares allotted	Number allotted
Mr John Martin Higgins	Ordinary	630
Address
Highview Highfield Road Grange-Over-Sands Cumbria
UK postcode LA11 7JB

Name	Class of shares allotted	Number allotted
Mr Grenville Hill	Ordinary	286
Address
3 Jasmine Cottages Jasmin Road Basford Nottingham
UK postcode NG5 1JN

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Colin Raymond Hills	Ordinary	360
Address
17 Wild Orchid Way Southwater Horsham West Sussex
UK postcode RH13 7GA

Name	Class of shares allotted	Number allotted
Mr Sean Derek Hird	Ordinary	900
Address
17 Broom Close Tickhill Doncaster South Yorkshire
UK postcode DN11 9UQ

Name	Class of shares allotted	Number allotted
Mr Mark Samuel Hodges	Ordinary	900
Address
8 Tollhouse Drive Worcester Worcestershire
UK postcode WR2 6AD

Name	Class of shares allotted	Number allotted
Mr Allan John Hogg	Ordinary	900
Address
76 Stonyflatts Park South Queens Ferry Lothian
UK postcode EH30 9YL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Richard Michael Peter Holland	Ordinary	1,080
Address
77 Hawkeridge Park Westbury Wiltshire
UK postcode BA13 4HJ

Name	Class of shares allotted	Number allotted
Mr Paul Anthony Hollyhead	Ordinary	360
Address
124 White Lee Road Batley West Yorkshire
UK postcode WF17 8AH

Name	Class of shares allotted	Number allotted
Mr John Holloway	Ordinary	180
Address
312 Astwood Road Worcester Worcestershire
UK postcode WR3 8HD

Name	Class of shares allotted	Number allotted
Mr Adrian Paul Howard	Ordinary	360
Address
6 Craven Way Boroughbridge York North Yorkshire
UK postcode YO51 9UR

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Miss Lesley Anne Howe	Ordinary	180
Address
67 Rosedale Court West Denton Newcastle-Upon-Tyne Tyne and Wear
UK postcode NE5 2JH

Name	Class of shares allotted	Number allotted
Mr Derek Hufton	Ordinary	900
Address
Keepers Cottage Myton on Swale York North Yorkshire
UK postcode YO61 2RD

Name	Class of shares allotted	Number allotted
Mrs Cher Humphreys	Ordinary	360
Address
104 Elgar Crescent St. Mellows Rise Cardiff South Glamorgan
UK postcode CF3 9RW

Name	Class of shares allotted	Number allotted
Mr Terence George Hunter	Ordinary	286
Address
47 Weaponess Valley Road Scarborough North Yorkshire
UK postcode YO11 2JG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Paul William Hurlow	Ordinary	180
Address
486 Middle Road Gendros Swansea
UK postcode SA5 8EQ

Name	Class of shares allotted	Number allotted
Mrs Cheryl Barbara Hutchinson	Ordinary	540
Address
5 Hillshaw Park Way Ripon North Yorkshire
UK postcode HG4 1JU

Name	Class of shares allotted	Number allotted
Mr Michael Hutchinson	Ordinary	900
Address
12 Smithfield Close Ripon North Yorkshire
UK postcode HG4 2PG

Name	Class of shares allotted	Number allotted
Mr Robin Ian Hutchinson	Ordinary	1,260
Address
29 Hillshaw Parkway Ripon North Yorkshire
UK postcode HG4 1JU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Susan Hutchinson	Ordinary	370
Address
58 Rowditch Avenue Derby Derbyshire
UK postcode DE22 3LD

Name	Class of shares allotted	Number allotted
Mr Timothy Paul Hutchinson	Ordinary	180
Address
93 Chellaston Road Allenton Derby Derbyshire
UK postcode DE24 9AF

Name	Class of shares allotted	Number allotted
Mr Jeremy Hyde	Ordinary	190
Address
36 Michael Tippett Drive Worcester Worcestershire
UK postcode WR4 9EH

Name	Class of shares allotted	Number allotted
Mr Stephen James Hyde	Ordinary	180
Address
236 Moor End Road Halifax
UK postcode HX2 0RU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Andew Hymers	Ordinary	953
Address
1 Roundhill Close Little Bowden Market Harborough Leicestershire
UK postcode LE16 8FZ

Name	Class of shares allotted	Number allotted
Mrs Carole Marina Ianson	Ordinary	360
Address
4 Bondgate Green Close Ripon North Yorkshire
UK postcode HG4 1QX

Name	Class of shares allotted	Number allotted
Mr Leslie Ian Impey	Ordinary	270
Address
94A Russell Lane Whetstone London
UK postcode N20 0AR

Name	Class of shares allotted	Number allotted
Mr Kevin John Ingall	Ordinary	540
Address
49 Ladygrove Pixton Way Croydon Surrey
UK postcode CR0 9LS

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Shaun Roger Irvine	Ordinary	360
Address
42 Howlett Drive Hailsham East Sussex
UK postcode BN27 1QW

Name	Class of shares allotted	Number allotted
Mrs Sharon Julie Jackson	Ordinary	2,383
Address
24 Heathfield Close Worthing West Sussex
UK postcode BN13 0LJ

Name	Class of shares allotted	Number allotted
Mr Alan John Jameson	Ordinary	180
Address
102 Spinney Crescent Dunstable Bedfordshire
UK postcode LU6 1AS

Name	Class of shares allotted	Number allotted
Mr Andrew Jelly	Ordinary	540
Address
467 Micklefield Road High Wycombe Buckinghamshire
UK postcode HP13 7HZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Angela Jenkins	Ordinary	180
Address
9 Steepleton Road Broadstone Poole Dorset
UK postcode BH18 8LH

Name	Class of shares allotted	Number allotted
Mr Colin Johnson	Ordinary	360
Address
88 Allenby Road Beeston Leeds West Yorkshire
UK postcode LS11 5RS

Name	Class of shares allotted	Number allotted
Mr Gary Derek Johnson	Ordinary	360
Address
33 Townsend Crescent Morpeth Northumberland
UK postcode NE61 2XT

Name	Class of shares allotted	Number allotted
Mr Jeffrey Johnson	Ordinary	450
Address
16 Forest View Close Moordown Bournemouth Dorset
UK postcode BH9 3BJ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Wendy Elizabeth Johnson	Ordinary	450
Address
14 Llanedeyrn Close Penylan Cardiff
UK postcode CF23 9ED

Name	Class of shares allotted	Number allotted
Mr Gordon John Jones	Ordinary	540
Address
25 Newlands St. Marys Bay New Romney Romney Marsh Kent
UK postcode TN29 0EY

Name	Class of shares allotted	Number allotted
Mr Paul Burnham Jones	Ordinary	381
Address
20 Coed-Y-Craig Penymynydd Nr Chester Cheshire
UK postcode CH4 0XD

Name	Class of shares allotted	Number allotted
Mr Stephen Jones	Ordinary	381
Address
11 Y Goedlan Cwmfelin Maesteg Mid Glamorgan
UK postcode CF34 9GD

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Stephen John Jones	Ordinary	720
Address
34 The Willows Morton Road Fernhill Heath Worcester Worcestershire
UK postcode WR3 7UB

Name	Class of shares allotted	Number allotted
Mr Thomas Keith Jones	Ordinary	360
Address
5 Hartburn Leam Lane Estate Gateshead Tyne and Wear
UK postcode NE10 8JE

Name	Class of shares allotted	Number allotted
Mr Colin John Joslyn	Ordinary	540
Address
6 Richardson Street Swasea West Glamorgan
UK postcode SA1 3JF

Name	Class of shares allotted	Number allotted
Mr Matthew Keith Julian	Ordinary	360
Address
106 Little Oaks Penryn Near Falmouth Cornwall
UK postcode TR10 8QF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Darayus Kaye	Ordinary	450
Address
28A Victoria Road New Barnet Hertfordshire
UK postcode EN4 9PF

Name	Class of shares allotted	Number allotted
Mr Brian Kelly	Ordinary	450
Address
14 Adam Street Kidderminster Worcestershire
UK postcode DY11 6PS

Name	Class of shares allotted	Number allotted
Mr Michael John Paul Kelly	Ordinary	360
Address
11 Elbury Park Road Tolladine Worcester Worcestershire
UK postcode WR4 9BG

Name	Class of shares allotted	Number allotted
Mr Alan Kemp	Ordinary	1,907
Address
13 Oakmead The Street Bramley Basingstoke Hampshire
UK postcode RG26 5JD

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Trevor Kempster	Ordinary	190
Address
Maple Garth Kirkby Malzeard Ripon North Yorkshire
UK postcode HG4 3SD

Name	Class of shares allotted	Number allotted
Mr Edward Kennedy	Ordinary	572
Address
37 Farriers End Quedgeley Gloucestershire
UK postcode GL2 4WA

Name	Class of shares allotted	Number allotted
Mr Ian Giles Kenward	Ordinary	360
Address
23 Foxden Drive Downswood Maidstone Kent
UK postcode ME15 8TQ

Name	Class of shares allotted	Number allotted
Mr Charles Anthony Khan	Ordinary	540
Address
26 Lyly House Burbage Close London
UK postcode SE1 4EQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Miss Lucy Anne Kilby	Ordinary	190
Address
123 Stonehill Rise Scawthorpe Doncaster
UK postcode DN5 9ES

Name	Class of shares allotted	Number allotted
Mr David Kimmitt	Ordinary	360
Address
77 Hastings Crescent Airdale Castleford West Yorkshire
UK postcode WF10 3EN

Name	Class of shares allotted	Number allotted
Mr Malcolm Peter King	Ordinary	360
Address
73 Olivers Mount Darnall Sheffield
UK postcode S9 4PA

Name	Class of shares allotted	Number allotted
Mr Gary Kirrage	Ordinary	1,800
Address
108 Charlwoods Road East Grinstead West Sussex
UK postcode RH19 2JD

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Nicholas Alexander Kitchin	Ordinary	360
Address
1 Peirse Close Bedale North Yorkshire
UK postcode DL8 2UG

Name	Class of shares allotted	Number allotted
Mr Paul Francis Kitching	Ordinary	360
Address
59 Yarningdale Road Kings Heath Birmingham West Midlands
UK postcode B14 6LT

Name	Class of shares allotted	Number allotted
Mr Daniel Michael Knight	Ordinary	360
Address
134 New Road Great Wakering Essex
UK postcode SS3 0AS

Name	Class of shares allotted	Number allotted
Mrs Sonia Dawn Knight	Ordinary	762
Address
15 St. Nicholas Road Rawmarch Rotherham South Yorkshire
UK postcode S62 5EN

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr William Laird	Ordinary	450
Address
56 Garvine Road Coylton Strathclyde
UK postcode KA6 6NZ

Name	Class of shares allotted	Number allotted
Mr Ian Gordon Lamb	Ordinary	360
Address
Wellgarth House Wellgarth Court Masham North Yorkshire
UK postcode HG4 4EN

Name	Class of shares allotted	Number allotted
Mr John Larner	Ordinary	360
Address
11 Claughton Avenue Breightmet Bolton Lancashire
UK postcode BL2 6UG

Name	Class of shares allotted	Number allotted
Mr Alan Lathbury	Ordinary	180
Address
111 Green Lane Shanklin Isle of Wight
UK postcode PO37 7EZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr James Martin Latimer	Ordinary	180
Address
7 Riverside Way Carlisle Cumbria
UK postcode CA1 2DZ

Name	Class of shares allotted	Number allotted
Mr Stuart John Lavelle	Ordinary	180
Address
54 Hambleton Square Billingham Cleveland
UK postcode TS23 2RY

Name	Class of shares allotted	Number allotted
Mrs Sharon Law	Ordinary	180
Address
9 Fieldstead Crescent Newby Scarborough
UK postcode YO12 6TH

Name	Class of shares allotted	Number allotted
Mr John Lee	Ordinary	540
Address
15 Howe Road Kilsyth Glasgow Strathclyde
UK postcode G65 0LH

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Nigel Alan Frederick Leggett	Ordinary	360
Address
23 Sherbourne Drive Barming Maidstone Kent
UK postcode ME16 8UG

Name	Class of shares allotted	Number allotted
Mrs Irene Susan Lewis	Ordinary	180
Address
117 Larkswood Road Corringham Stanford Le Hope Essex
UK postcode SS17 9DP

Name	Class of shares allotted	Number allotted
Mr Derek Lewsey	Ordinary	180
Address
5 The Ridge Walton-on-the-Naze Essex
UK postcode CO14 8RF

Name	Class of shares allotted	Number allotted
Mr Kenneth Arthur Lipscombe	Ordinary	360
Address
61 Severn Road Ferndown Dorset
UK postcode BH22 8XB

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Paul Lock	Ordinary	180
Address
24 Charles Street Barnstaple Devon
UK postcode EX32 7BG

Name	Class of shares allotted	Number allotted
Mr Paul Anthony Lock	Ordinary	360
Address
29 Deansgate Pleasley Nottinghamshire
UK postcode NG19 7QW

Name	Class of shares allotted	Number allotted
Mr Robert Graham Lock	Ordinary	360
Address
20 Broadlands Court St. Mellons Cardiff
UK postcode CF3 0BZ

Name	Class of shares allotted	Number allotted
Mrs Janet Lodge	Ordinary	180
Address
8 Holmfield Road Ripon North Yorkshire
UK postcode HG4 1RZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Miss Sharon Ann Looney	Ordinary	360
Address
19 Station Drive Ripon North Yorkshire
UK postcode HG4 1JA

Name	Class of shares allotted	Number allotted
Mr Alexander Malcolm Low	Ordinary	360
Address
13 Rosset Close St. Mellons Cardiff South Glamorgan
UK postcode CF3 0AL

Name	Class of shares allotted	Number allotted
Mr Charles Thomas Lynch	Ordinary	360
Address
29 Onthank Drive Kilmarnock Ayrshire
UK postcode KA3 2AX

Name	Class of shares allotted	Number allotted
Mr Roger Keith MacDonald	Ordinary	180
Address
2 Summer Street Worcester Worcestershire
UK postcode WR3 8BL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Keith Robert Mackenzie	Ordinary	286
Address
73 Henrietta Street Wick Caithness
UK postcode KW1 4HG

Name	Class of shares allotted	Number allotted
Mr Alan Christopher Maclean	Ordinary	180
Address
16 Swinton Close Worcester Worcestershire
UK postcode WR2 4HA

Name	Class of shares allotted	Number allotted
Mr Terence Maddaford	Ordinary	1,144
Address
11 Whitebeam Drive Coxheath Maidstone Kent
UK postcode ME17 4QY

Name	Class of shares allotted	Number allotted
Mr Michael John Maddox	Ordinary	190
Address
6 The Grove Burslem Stoke-On-Trent Staffordshire
UK postcode ST6 1BL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Roger John Manners	Ordinary	370
Address
22 Creswick Way Burnham-On-Sea Somerset
UK postcode TA8 2EH

Name	Class of shares allotted	Number allotted
Mr Stephen Alan Manvell	Ordinary	180
Address
11 Spindlewood Close Honiton Devon
UK postcode EX14 2XQ

Name	Class of shares allotted	Number allotted
Mrs Wendy Elizabeth Marks	Ordinary	180
Address
4 Park Square Bondgate Ripon North Yorkshire
UK postcode HG4 1PN

Name	Class of shares allotted	Number allotted
Mr Peter Marr	Ordinary	180
Address
20 Blaydon Close Netherton Merseyside
UK postcode L30 1SQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Robin John Marsden	Ordinary	360
Address
24 Knox Grove Harrogate North Yorkshire
UK postcode HG1 3JH

Name	Class of shares allotted	Number allotted
Mr Alan Robert Marsh	Ordinary	540
Address
7 Cosfield Close Bishopstoke Eastleigh Hampshire
UK postcode SO50 8PQ

Name	Class of shares allotted	Number allotted
Mr Simon Mason	Ordinary	190
Address
8 Bowe Crescent Bedale North Yorkshire
UK postcode DL8 2UN

Name	Class of shares allotted	Number allotted
Mr Andrew Mather	Ordinary	360
Address
3 Steer Court Billingham Stockton on Tees Cleveland
UK postcode TS23 3GJ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Anthony John Maton	Ordinary	450
Address
71 Godmanston Close Canford Heath Poole Dorset
UK postcode BH17 8BT

Name	Class of shares allotted	Number allotted
Mr Robert William Mattin	Ordinary	900
Address
21 Church Lane Carlton Colville Lowestoft Suffolk
UK postcode NR33 8AY

Name	Class of shares allotted	Number allotted
Mr Liam Robert Maude	Ordinary	180
Address
Halfway House Cottage 82 Evesham Road Weethley Alcester
UK postcode B49 5ND

Name	Class of shares allotted	Number allotted
Mr Paul Mayes	Ordinary	180
Address
139 Arthurton Road Spixworth Norwich Norfolk
UK postcode NR10 3QX

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Graham McCormack	Ordinary	1,112
Address
15 Tiverton Drive Rumney Cardiff South Glamorgan
UK postcode CF3 9AX

Name	Class of shares allotted	Number allotted
Mr Anthony Roy McDowell	Ordinary	360
Address
56 Clarendon Way Orpington Kent
UK postcode BR5 2PF

Name	Class of shares allotted	Number allotted
Mrs Janice McGrath	Ordinary	270
Address
26 Darrowby Close Thirsk North Yorkshire
UK postcode YO7 1FJ

Name	Class of shares allotted	Number allotted
Mr Colin John McGregor	Ordinary	360
Address
3 Ferndown Gardens Wednesfield Wolverhampton West Midlands
UK postcode WV11 3TE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Thomas Craig McVicar	Ordinary	561
Address
57 Waterloo Road Prestwick Ayrshire
UK postcode KA9 2AA

Name	Class of shares allotted	Number allotted
Mr Kenneth Joseph McWalter	Ordinary	540
Address
22 Clevedon Avenue Urmston Manchester Lancashire
UK postcode M41 9PR

Name	Class of shares allotted	Number allotted
Mr Chris Meakin	Ordinary	360
Address
1 Crown Street Silverdale Newcastle Staffordshire
UK postcode ST5 6PN

Name	Class of shares allotted	Number allotted
Mr Richard Charles Middleton	Ordinary	720
Address
19 Rose Walk Hawkinge Folkestone Kent
UK postcode CT18 7HW

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Andrew William Miles	Ordinary	360
Address
42 Clarkson Avenue Milton Weston-Super-Mare Avon
UK postcode BS22 8EJ

Name	Class of shares allotted	Number allotted
Mr Andrew Millgate	Ordinary	468
Address
389 Lunsford Lane Larkfield Aylesford Kent
UK postcode ME20 6HZ

Name	Class of shares allotted	Number allotted
Mr Ian Minns	Ordinary	1,853
Address
23 Elmore Road Round Green Luton Bedfordshire
UK postcode LU2 0QB

Name	Class of shares allotted	Number allotted
Mr John Minor	Ordinary	1,800
Address
17 Denstone Crescent Blurton Stoke-on-Trent Staffordshire
UK postcode ST3 4BX

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Noel Monahan	Ordinary	450
Address
69 Mercers Meadow Kerseley Coventry
UK postcode CV7 8RB

Name	Class of shares allotted	Number allotted
Mr Richard Moncur	Ordinary	540
Address
Brynheulog Llysonnen Road, Travellers Rest Carmarthen Dyfed
UK postcode SA31 3RP

Name	Class of shares allotted	Number allotted
Mr David Edwin Moody	Ordinary	900
Address
Cruck House Cold Kirby Thirsk North Yorkshire
UK postcode YO7 2HL

Name	Class of shares allotted	Number allotted
Mr Stephen Richard Morfitt	Ordinary	190
Address
7 Adkin Royd St Martins Croft, Silkstone Barnsley South Yorkshire
UK postcode S75 4LA

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Anthony Gywn Morgan	Ordinary	370
Address
7 Vale Close Almondbury Huddersfield West Yorkshire
UK postcode HD5 8NG

Name	Class of shares allotted	Number allotted
Mr Darren Morris	Ordinary	360
Address
1 Ledwych Close Droitwich Worcestershire
UK postcode WR9 9LJ

Name	Class of shares allotted	Number allotted
Mrs Sarah Jane Moss	Ordinary	180
Address
64 St Georges Avenue Sheerness Kent
UK postcode ME12 1QU

Name	Class of shares allotted	Number allotted
Mr Graham Gilbert Mould	Ordinary	180
Address
18 East Street Ashford Kent
UK postcode TN23 1JZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Mary T Muddle	Ordinary	1,800
Address
Chantry Cottage Spotted Cow Lane Buxted East Sussex
UK postcode TN22 4QG

Name	Class of shares allotted	Number allotted
Mr Alan Geoffrey Murray	Ordinary	Ordinary
Address		270
7 Oakleigh Road Chawson Farm Droitwich Worcestershire
UK postcode WR9 0RP

Name	Class of shares allotted	Number allotted
Mr Darren Michael Murray	Ordinary	180
Address
161 Hillcrest Road Yeovil Somerset
UK postcode BA21 4PU

Name	Class of shares allotted	Number allotted
Mrs Valerie Anne Nanson	Ordinary	900
Address
43 Cleveland Way Carlton Miniott Thirsk North Yorkshire
UK postcode YO7 4LN

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Paul Joseph Nardini	Ordinary	270
Address
Gilshochill 25 Easter Cornton Road Causewayhead Stirling
UK postcode FK9 5ES

Name	Class of shares allotted	Number allotted
Mr Michael John Newey	Ordinary	900
Address
April Cottage Park Farm Road Ryarsh Kent
UK postcode ME19 5JU

Name	Class of shares allotted	Number allotted
Mr Martin Newsome	Ordinary	900
Address
15 Holyoake Terrace Church Lane Ripon North Yorkshire
UK postcode HG4 2ES

Name	Class of shares allotted	Number allotted
Mr Philip Newton	Ordinary	180
Address
11 Downside Gardens Potton Sandy Bedfordshire
UK postcode SG19 2RE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Nicklin	Ordinary	540
Address
28 Millar Street Droitwich Worcestershire
UK postcode WR9 8HL

Name	Class of shares allotted	Number allotted
Mr Kevin Paul Oakley	Ordinary	Ordinary
Address		450
7 Kenwood Avenue Worcester Wocestershire
UK postcode WR4 9BD

Name	Class of shares allotted	Number allotted
Mr David Francis O'Connell	Ordinary	450
Address
12 Wycombe Close Davyhulme Urmston Manchester
UK postcode M41 7ND

Name	Class of shares allotted	Number allotted
Mrs Margaret Elizabeth O'Connor	Ordinary	720
Address
13 Catherine Road St Johns Worcester Worcestershire
UK postcode WR2 4JL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Bernhard John O'Hagan	Ordinary	921
Address
12 Hopton Close Ripley Derbyshire
UK postcode DE5 3TQ

Name	Class of shares allotted	Number allotted
Mr Thomas Gilbert Orgee	Ordinary	540
Address
30 Grasmere Drive Warndon Worcestershire
UK postcode WR4 9HJ

Name	Class of shares allotted	Number allotted
Mr Philip James Osborne	Ordinary	190
Address
44 Sandhurst Avenue Crewe Cheshire
UK postcode CW2 8FB

Name	Class of shares allotted	Number allotted
Mr Danny Page	Ordinary	381
Address
49 High Street Westoning Bedfordshire
UK postcode MK45 5JQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Kenneth Page	Ordinary	900
Address
217 Penn Road Hazlemere High Wycombe Buckinghamshire
UK postcode HP15 7PB

Name	Class of shares allotted	Number allotted
Mr Philip Ian Page	Ordinary	900
Address
3 Gimson Close Ilkeston Derbyshire
UK postcode DE7 9JY

Name	Class of shares allotted	Number allotted
Mr James Palmer	Ordinary	720
Address
48 Maesglas Road Newport Gwent
UK postcode NP20 3DF

Name	Class of shares allotted	Number allotted
Mr Jonathan Charles Papps	Ordinary	381
Address
70 Gardens Walk Upton-Upon-Severn Worcestershire
UK postcode WR8 0JG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Colin Walter Parke	Ordinary	270
Address
9 Blackthorn Drive Hayling Island Hampshire
UK postcode PO11 9PA

Name	Class of shares allotted	Number allotted
Mr Martin Parry	Ordinary	900
Address
60 Balmoral Road Hitchin Hertfordshire
UK postcode SG5 1XQ

Name	Class of shares allotted	Number allotted
Mr Barry John Parsons	Ordinary	572
Address
15 The Paddock Knaresborough North Yorkshire
UK postcode HG5 0SH

Name	Class of shares allotted	Number allotted
Mr Stephen Russell Peach	Ordinary	540
Address
1 Taunton Road Swanage Dorset
UK postcode BH19 2BU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Julian Trevor Pearson	Ordinary	360
Address
12 Hookstone Chase Harrogate North Yorkshire
UK postcode HG2 7HS

Name	Class of shares allotted	Number allotted
Mr Heath William Peek	Ordinary	900
Address
5 Buchanan Close Aveley Essex
UK postcode RM15 4SP

Name	Class of shares allotted	Number allotted
Mr Christopher James Penders	Ordinary	381
Address
4 Wilde Close Totton Southampton
UK postcode SO40 7JY

Name	Class of shares allotted	Number allotted
Mr Wayne Gordon Perkins	Ordinary	360
Address
4 Field Court Almond Way Colchester Essex
UK postcode CO4 3LL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Ms Patricia Ann Petch	Ordinary	360
Address
12 Allens Close Ashurstwood East Grinstead West Sussex
UK postcode RH19 3QU

Name	Class of shares allotted	Number allotted
Mr Eamonn Francis Phelan	Ordinary	953
Address
13 St Bernards Road Slough Berkshire
UK postcode SL3 7NT

Name	Class of shares allotted	Number allotted
Mrs Margaret Philips	Ordinary	180
Address
74 Hudds Vale Road St George Bristol
UK postcode BS5 7HN

Name	Class of shares allotted	Number allotted
Mr Ross Eric Phillips	Ordinary	540
Address
3 Peabody Avenue Harley Whitefort Worcester Worcestershire
UK postcode WR4 0QA

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Miss Gillian Mary Pickersgill	Ordinary	360
Address
Mill Farm Galphay Ripon North Yorkshire
UK postcode HG4 3NF

Name	Class of shares allotted	Number allotted
Mr Martin Lawrence Piercy	Ordinary	900
Address
12A Hartington Crescent Earlsdon Coventry West Midlands
UK postcode CV5 6FT

Name	Class of shares allotted	Number allotted
Mr David Pitcher	Ordinary	1,080
Address
30 Granada Close Cowplain Portsmouth Hampshire
UK postcode PO8 9AU

Name	Class of shares allotted	Number allotted
Mr Joseph Henry Platt	Ordinary	360
Address
459 St Helens Road Bolton Lancashire
UK postcode BL3 3RT

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Keith Anthony Pollard	Ordinary	720
Address
7 Torrington Crescent Wellingborough Northamptonshire
UK postcode NN8 5BX

Name	Class of shares allotted	Number allotted
Mr Mark Potter	Ordinary	720
Address
1 Rose Hill Close Mosborough Sheffield South Yorkshire
UK postcode S20 5PL

Name	Class of shares allotted	Number allotted
Mr Gary Potts	Ordinary	1,350
Address
7 McLuckie Drive Kilwinning Ayshire
UK postcode KA13 6DL

Name	Class of shares allotted	Number allotted
Mr Andrew John Pratley	Ordinary	360
Address
15 Lambert Road St Johns Worcester Worcestershire
UK postcode WR2 5DD

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Robert Andrew James Price	Ordinary	540
Address
6 Tyning Road Lower Knowle Bristol Avon
UK postcode BS3 5DE

Name	Class of shares allotted	Number allotted
Mrs Rita Pridding	Ordinary	180
Address
8 Ffordd Gwynedd Garden Village Wrexham Clwyd
UK postcode LL11 2TF

Name	Class of shares allotted	Number allotted
Mr Eric Prince	Ordinary	953
Address
19 Whitcliffe Lane Ripon North Yorkshire
UK postcode HG4 2JL

Name	Class of shares allotted	Number allotted
Mr Earnest Albert Ratcliffe	Ordinary	762
Address
12 Fotheringhay Berkley Heywood Worcester Worcestershire
UK postcode WR4 0RE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael George Ratcliffe	Ordinary	900
Address
101 Woldholme Avenue Driffield East Yorkshire
UK postcode YO25 6RW

Name	Class of shares allotted	Number allotted
Mr Matthew Tobias Rawlings	Ordinary	180
Address
19 Garden Village Billacombe Plymouth
UK postcode PL9 7EN

Name	Class of shares allotted	Number allotted
Mr Michael Coath Rawlings	Ordinary	180
Address
The Laurels Church Park St. Mellion Saltash, Cornwall
UK postcode PL12 6RG

Name	Class of shares allotted	Number allotted
Mr Vincent Reardon	Ordinary	926
Address
196 Durham Road Newport Gwent
UK postcode NP19 7HT

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Elaine Redford	Ordinary	360
Address
21 Bondgate Green Close Ripon North Yorkshire
UK postcode HG4 1QX

Name	Class of shares allotted	Number allotted
Mr Neil Robert Reeves	Ordinary	180
Address
4 School Lane Bagshot Surrey
UK postcode GU19 5BP

Name	Class of shares allotted	Number allotted
Mr Raymond Peter Reynolds	Ordinary	360
Address
206 St. Fillans Road Dundee
UK postcode DD3 9LJ

Name	Class of shares allotted	Number allotted
Mr Anthony John Roberts	Ordinary	762
Address
14 Hallam Crescent Fallings Park Wolverhampton West Midlands
UK postcode WV10 9YA

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Brian Roberts	Ordinary	270
Address
25 Gardd Eryri Glanyafon Road Penmaenmawr Conwy
UK postcode LL34 6PW

Name	Class of shares allotted	Number allotted
Miss Emma Louise Roberts	Ordinary	180
Address
10 Vyrnwy Way Wrexham Clwyd
UK postcode LL13 9LE

Name	Class of shares allotted	Number allotted
Mr Simon John Roberts	Ordinary	900
Address
65 Penhill Crescent St. Johns Worcester Worcestershire
UK postcode WR2 5PU

Name	Class of shares allotted	Number allotted
Mr Alan Robinson	Ordinary	900
Address
115 Coleridge Close Hitchin Hertfordshire
UK postcode SG4 0GY

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Robinson	Ordinary	360
Address
6 Windmill Road Sale Cheshire
UK postcode M33 2LE

Name	Class of shares allotted	Number allotted
Mr Steven Rockell	Ordinary	540
Address
94 Wash Lane Clacton-on-Sea Essex
UK postcode CO15 1DA

Name	Class of shares allotted	Number allotted
Mr Ian John Rose	Ordinary	360
Address
12 Howard Street Kempston Bedfordshire
UK postcode MK42 8EA

Name	Class of shares allotted	Number allotted
Mr Anthony John Rowe	Ordinary	360
Address
9 Kipling Close Beechwood Park Worcester Worcestershire
UK postcode WR3 8DR

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Douglas Alan Russell	Ordinary	360
Address
17 Walney Place Tattenhoe Milton Keynes Buckinghamshire
UK postcode MK4 3BG

Name	Class of shares allotted	Number allotted
Mrs Lisa Marie Ryall	Ordinary	180
Address
72 Elm Grove Sittingbourne Kent
UK postcode ME10 3LU

Name	Class of shares allotted	Number allotted
Mr John Paul Rydeheard	Ordinary	180
Address
37 Springhill Road Accrington Lancashire
UK postcode

Name	Class of shares allotted	Number allotted
Mr George William Earnest Sanderson	Ordinary	360
Address
3 Quarry Road Ripon North Yorkshire
UK postcode HG4 2NN

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Christopher Burton Savage	Ordinary	1,281
Address
17 Pendlebury Drive Springdale Mickleover Derbyshire
UK postcode DE3 5SS

Name	Class of shares allotted	Number allotted
Mr Andrew David Sawers	Ordinary	900
Address
3 Kirby Court Kettering Northamptonshire
UK postcode NN15 6XJ

Name	Class of shares allotted	Number allotted
Miss Carol Scaife	Ordinary	180
Address
6 Church Wynd Burneston Bedale North Yorkshire
UK postcode DL8 2JB

Name	Class of shares allotted	Number allotted
Mr Brian Seaton	Ordinary	180
Address
58 Western Avenue Ensbury Park Bournemouth Dorset
UK postcode BH10 6HJ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David John Shaw	Ordinary	180
Address
2 Paddock Lodge 21 Village Road Enfield
UK postcode EN1 2EA

Name	Class of shares allotted	Number allotted
Mr Howard Winston Shaw	Ordinary	450
Address
63 Moss Lane Cuddington Northwich Cheshire
UK postcode CW8 2PT

Name	Class of shares allotted	Number allotted
Mr John Simon Shaw	Ordinary	476
Address
4 Cornubia Close Tregurra Parc Truro Cornwall
UK postcode TR1 1SA

Name	Class of shares allotted	Number allotted
Mr Stephen John Shaw	Ordinary	360
Address
36 Far Croft Lepton Huddersfield West Yorkshire
UK postcode HD8 0LS

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Mark Paul Sheard	Ordinary	450
Address
29 The Croft West Ardsley Tingley Wakefield West Yorkshire
UK postcode WF3 1DX

Name	Class of shares allotted	Number allotted
Mrs Amanda Sheppard	Ordinary	1,800
Address
2 Elm Tree Close Blackthorn Bicester Oxfordshire
UK postcode OX25 1TS

Name	Class of shares allotted	Number allotted
Mr Paul George Shewbrook	Ordinary	900
Address
5 Bridgnorth Row Berkley Beverborne Worcester, Worcestershire
UK postcode WR4 0QF

Name	Class of shares allotted	Number allotted
Mrs Barbara Short	Ordinary	381
Address
61 Longhurst Burgess Hill West Sussex
UK postcode RH15 0TG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Kenneth William Shute	Ordinary	540
Address
19 Overwood Road Northenden Manchester
UK postcode M22 4JB

Name	Class of shares allotted	Number allotted
Mr Michael Simons	Ordinary	360
Address
56 Priory Road Hethersett Norwich Norfolk
UK postcode NR9 3EY

Name	Class of shares allotted	Number allotted
Mr Martyn John Simpson	Ordinary	450
Address
12 Manor Close Stoke Hammond Buckinghamshire
UK postcode MK17 9DJ

Name	Class of shares allotted	Number allotted
Mrs Phyllis Simpson	Ordinary	180
Address
Casa Soleada Copt Hewick Ripon North Yorkshire
UK postcode HG4 5BY

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Darren Phillip Smale	Ordinary	180
Address
44 Nanscober Place Helston Cornwall
UK postcode TR13 0SP

Name	Class of shares allotted	Number allotted
Mr Mark James Smale	Ordinary	190
Address
23 Priory Mill Plympton Plymouth Devon
UK postcode PL7 1WR

Name	Class of shares allotted	Number allotted
Mr Dennis Smith	Ordinary	190
Address
45 Long Close Doncaster South Yorkshire
UK postcode DN4 7PN

Name	Class of shares allotted	Number allotted
Mr Jason Smith	Ordinary	450
Address
33 Barnes Avenue Fearnhead Warrington Cheshire
UK postcode WA2 0BL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael John Smith	Ordinary	762
Address
Camberley Manor Road Hayling Island Hampshire
UK postcode PO11 0QH

Name	Class of shares allotted	Number allotted
Mr Robert Smith	Ordinary	1,525
Address
6 Richmond Close Harrogate North Yorkshire
UK postcode HG2 9AW

Name	Class of shares allotted	Number allotted
Mr Terrence Francis Smith	Ordinary	370
Address
28 Princess Road Ripon North Yorkshire
UK postcode HG4 1HS

Name	Class of shares allotted	Number allotted
Mr Walter Eric Smith	Ordinary	450
Address
15 Viking Place Porthlethen Grampian
UK postcode AB1 4RF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Brian David Smithers	Ordinary	900
Address
The Shorebridge Cottage 2 High Street Dedham Colchester
UK postcode CO7 6HL

Name	Class of shares allotted	Number allotted
Mrs Betty Patricia Snowden	Ordinary	900
Address
9 Thorpe Chase Ripon North Yorkshire
UK postcode HG4 1UA

Name	Class of shares allotted	Number allotted
Mr Stuart Brian Sorenson	Ordinary	360
Address
12 Maning Road Droitwich Worcestershire
UK postcode WR9 8HN

Name	Class of shares allotted	Number allotted
Mr Barry Soulsby	Ordinary	450
Address
79 Burton Road Cottingham Hull
UK postcode HU16 5DZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Charles Spalding	Ordinary	370
Address
116 Nelson Road Leighton Buzzard Bedfordshire
UK postcode LU7 8EG

Name	Class of shares allotted	Number allotted
Mr Michael William Speed	Ordinary	900
Address
18 Tennyson Drive St. James Park Malvern Worcester
UK postcode WR14 2TQ

Name	Class of shares allotted	Number allotted
Mrs Hazel Louise Speirs	Ordinary	360
Address
7 Westhill Close Brookwood Woking Surrey
UK postcode GU24 0EX

Name	Class of shares allotted	Number allotted
Mr Anthony Spence	Ordinary	630
Address
58 The Wheate Close The Hollies Rhoose South Glamorgan
UK postcode CF62 3HH

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Ivor Stewart Spencer	Ordinary	360
Address
18 Little Hivings Chesham Buckinghamshire
UK postcode HP5 2NA

Name	Class of shares allotted	Number allotted
Mr Nicholas Peter Squire	Ordinary	450
Address
Tryphena Shorts Hill Treslothan Camborne
UK postcode TR14 9LW

Name	Class of shares allotted	Number allotted
Mr Allan Spencer	Ordinary	381
Address
8 Beech Avenue Lane End High Wycombe Buckinghamshire
UK postcode HP14 3EQ

Name	Class of shares allotted	Number allotted
Miss Debora Catherine Stables	Ordinary	540
Address
8 Licoln Street Barrow In Furness Cumbria
UK postcode LA14 5HS

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Nigel Stannard	Ordinary	720
Address
6 Surbiton Square Cinderhill Nottingham Nottinghamshire
UK postcode NG8 6EG

Name	Class of shares allotted	Number allotted
Mr Philip Duncan Stead	Ordinary	360
Address
10 Aspin Way Knaresborough North Yorkshire
UK postcode HG5 8HL

Name	Class of shares allotted	Number allotted
Mr Ian McLeod Stewart	Ordinary	572
Address
60 Melville Way Goring By Sea Worthing West Sussex
UK postcode BN12 6HU

Name	Class of shares allotted	Number allotted
Mr Paul Stiff	Ordinary	180
Address
65 Mendip Avenue Scartho Grimsby Humberside
UK postcode DN33 3AE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Andrew Stone	Ordinary	270
Address
61 Popes Lane Terrington St. Clements Kings Lynn Norfolk
UK postcode PE34 4NT

Name	Class of shares allotted	Number allotted
Mr Kevin John Stonebanks	Ordinary	540
Address
64 Grimbald Road Knaresborough North Yorkshire
UK postcode HG5 8HD

Name	Class of shares allotted	Number allotted
Mr Colin Streeter	Ordinary	900
Address
7 Brockwell Close Orpington Kent
UK postcode BR5 1RJ

Name	Class of shares allotted	Number allotted
Mr David Stubbs	Ordinary	900
Address
35 Soureby Cross Way East Bierley Bradford West Yorkshire
UK postcode BD4 6PZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Alan William Sturdy	Ordinary	381
Address
Ashlea 7 Swinburn Road Masham Ripon, North Yorkshire
UK postcode HG4 4HU

Name	Class of shares allotted	Number allotted
Mr Michael Sultman	Ordinary	180
Address
10 Rawlston Way Gragston Park Blakelaw Newcastle Upon Tyne
UK postcode NE5 3XX

Name	Class of shares allotted	Number allotted
Mr Paul Swain	Ordinary	381
Address
7 Stones Close Cowes Isle of Wight
UK postcode PO31 7AH

Name	Class of shares allotted	Number allotted
Mr Dean Nigel Tavender	Ordinary	630
Address
85 Masefield Road Warminster Wiltshire
UK postcode BA12 7HU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Graham Richard Taylor	Ordinary	900
Address
12 Calder Close Greenmeadow Swindon Wiltshire
UK postcode SN2 3QF

Name	Class of shares allotted	Number allotted
Mr Ian Taylor	Ordinary	360
Address
10 Princess Road Ripon North Yorkshire
UK postcode HG4 1HW

Name	Class of shares allotted	Number allotted
Mr Mark Alan Charles Taylor	Ordinary	540
Address
21 Vale Court The Vale Acton Greater London
UK postcode W3 7SA

Name	Class of shares allotted	Number allotted
Mr Timothy Brooker Tennant	Ordinary	540
Address
18 Fairfield Crescent Hurstpierpoint Hassocks West Sussex
UK postcode BN6 9SF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Carolyne Patricia Thirkell	Ordinary	180
Address
2 Carr Close Rainton Thirsk North Yorkshire
UK postcode YO3 3PS

Name	Class of shares allotted	Number allotted
Mr Colin Bryan Thompson	Ordinary	540
Address
30 Cranham Drive Warndon Worcester Worcestershire
UK postcode WR4 9PA

Name	Class of shares allotted	Number allotted
Mr Ian Tillotson	Ordinary	900
Address
9 Harden Hills Uplands Park Shaw Lancashire
UK postcode OL2 8NE

Name	Class of shares allotted	Number allotted
Mr John Todd	Ordinary	360
Address
17 Hemmingen Court Caluke Strathclyde
UK postcode ML8 5LX

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Claire Tolson	Ordinary	180
Address
22 Townhead Honley Holmfirth West Yorkshire
UK postcode HD9 6BW

Name	Class of shares allotted	Number allotted
Mr Lee Gary Tomkinson	Ordinary	360
Address
21 Salcote Road Gravesend Kent
UK postcode DA12 4RB

Name	Class of shares allotted	Number allotted
Miss Sally Anne Trower	Ordinary	180
Address
50 Springvale Iwade Sittingbourne Kent
UK postcode ME9 8RX

Name	Class of shares allotted	Number allotted
Mr Richard Jonathan Tucker	Ordinary	476
Address
Ridgeway Georgenympton South Molton Devon
UK postcode EX36 4JE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Malcolm A Tyrrell	Ordinary	572
Address
2 New Cottages Mill Lane Hurn Christchurch Dorset
UK postcode BH23 6AA

Name	Class of shares allotted	Number allotted
Mrs Christine Urwin	Ordinary	180
Address
128 Abbots Way Preston Farm North Shields Tyne and Wear
UK postcode NE29 8LU

Name	Class of shares allotted	Number allotted
Mr David John Valentine	Ordinary	540
Address
32 Masefield Avenue Eaton Ford St Neots Cambridgeshire
UK postcode PE19 7LS

Name	Class of shares allotted	Number allotted
Mr Mark Vials	Ordinary	450
Address
10 Sandersfield Normans Green Plymtree Cullompton
UK postcode EX15 2JZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Greg Viney	Ordinary	381
Address
109 Willow Road Enfield Middlesex
UK postcode EN1 3BP

Name	Class of shares allotted	Number allotted
Mrs Maureen Elizabeth Virr	Ordinary	900
Address
1 Lindrick Close Ripon North Yorkshire
UK postcode HG4 2PL

Name	Class of shares allotted	Number allotted
Mr Richard Virr	Ordinary	900
Address
1 Lindrick Close Ripon North Yorkshire
UK postcode HG4 2PL

Name	Class of shares allotted	Number allotted
Mrs Gillian Mary Waddington	Ordinary	900
Address
5 Kings Mead Ripon North Yorkshire
UK postcode HG4 1EJ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Deborah Margaret Roche Wadsworth	Ordinary	360
Address
147 Longlands Adeyfield Hemel Hempstead Hertfordshire
UK postcode HP2 4BG

Name	Class of shares allotted	Number allotted
Mr Colin Trevor Wagstaff	Ordinary	540
Address
5 Hawthorn Road Park Farm Ashford Kent
UK postcode TN23 3LT

Name	Class of shares allotted	Number allotted
Mr Patrick Wallace	Ordinary	810
Address
44 Fairfield Road Dunstable Bedfordshire
UK postcode LU5 4JT

Name	Class of shares allotted	Number allotted
Mr Alan Warburton	Ordinary	360
Address
26 Bowness Road Little Lever Bolton Lancashire
UK postcode BL3 1UB

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Frank William Ward	Ordinary	270
Address
16 Tyn Pwll Road Holyhead Anglesey Gwynedd
UK postcode LL65 2TL

Name	Class of shares allotted	Number allotted
Ms Joan Iris Ward	Ordinary	360
Address
65 Moorside Dale Ripon North Yorkshire
UK postcode HG4 2RY

Name	Class of shares allotted	Number allotted
Mr Michael David Ward	Ordinary	360
Address
63 Speak Close Pinders Heath Wakefield West Yorkshire
UK postcode WF1 4TG

Name	Class of shares allotted	Number allotted
Mr Christopher Paul Wardell	Ordinary	180
Address
Flat 4 28/29 Market Place West Ripon North Yorkshire
UK postcode HG4 1BN

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Philip Steven Wardell	Ordinary	360
Address
27 Hornblower Close Ripon North Yorkshire
UK postcode HG4 2TR

Name	Class of shares allotted	Number allotted
Mr Richard Watson	Ordinary	900
Address
The Evergreens 4 Lark Rise Shanklin Isle of Wight
UK postcode PO37 7HB

Name	Class of shares allotted	Number allotted
Mr Simon Watt	Ordinary	180
Address
12 Ure Bank Top Ripon North Yorkshire
UK postcode HG4 1JD

Name	Class of shares allotted	Number allotted
Mr John David Watton	Ordinary	360
Address
95 Bishops Avenue Merrimans Hill Worcester Worcestershire
UK postcode NR3 8XG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Andrew David Watts	Ordinary	540
Address
2 Ormond Drive Balloch Inverness
UK postcode IV1 2HR

Name	Class of shares allotted	Number allotted
Mr Jason Wesley Webb	Ordinary	270
Address
10 Darent Close Bettws Newport Gwent
UK postcode NP20 7SQ

Name	Class of shares allotted	Number allotted
Mr Frederick James West	Ordinary	381
Address
112 Graham Street Swindon Wiltshire
UK postcode SN1 2EY

Name	Class of shares allotted	Number allotted
Mr Keith Anthony While	Ordinary	180
Address
28 Lugtrout Lane Solihull West Midlands
UK postcode B91 2SB

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Peter David Whistler	Ordinary	900
Address
20 Jenkins Close Shenley Church End Milton Keynes Buckinghamshire
UK postcode MK5 6HX

Name	Class of shares allotted	Number allotted
Mrs Barbara Elizabeth Whitaker	Ordinary	450
Address
15 Ling Park Approach Wilsden Bradford West Yorkshire
UK postcode BD15 0NF

Name	Class of shares allotted	Number allotted
Mr Alan Bernard White	Ordinary	360
Address
7 Southernway Plymouth Devon
UK postcode PL9 8TB

Name	Class of shares allotted	Number allotted
Mr Peter White	Ordinary	540
Address
9 Washbrook Close Barton Le Clay Bedfordshire
UK postcode MK45 4LF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Xenia Jane White	Ordinary	180
Address
35 Park Drive Sittingbourne Kent
UK postcode ME10 1RW

Name	Class of shares allotted	Number allotted
Mr Christopher Anthony Wickens	Ordinary	540
Address
20 Cranston Avenue Bexhill on Sea East Sussex
UK postcode TN39 3QD

Name	Class of shares allotted	Number allotted
Mr Robert Wightman	Ordinary	180
Address
13 Wainscott Road Wainscott Rochester Kent
UK postcode ME2 4LA

Name	Class of shares allotted	Number allotted
Mr David Howard Wilcox	Ordinary	360
Address
65 Hazelmead Brynmenyn Bridgend
UK postcode CF32 9AQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Williams	Ordinary	180
Address
6 Cannon Street Redhill Worcester Worcestershire
UK postcode WR5 2ER

Name	Class of shares allotted	Number allotted
Mr Simon Williams	Ordinary	360
Address
6 Brynellidafen Llanelli Dyfed
UK postcode SA14 8PW

Name	Class of shares allotted	Number allotted
Mr Stephen Williams	Ordinary	360
Address
99 Lower Barnes Street Clayton Le Moors Lancashire
UK postcode BB5 5SW

Name	Class of shares allotted	Number allotted
Mr Andrew Keith Wilson	Ordinary	180
Address
45 Bondgate Ripon North Yorkshire
UK postcode HG4 1QE

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Peter Leslie Wilkes	Ordinary	720
Address
25 Chestnut Close Drakes Broughton Pershore Worcestershire
UK postcode WR10 2BP

Name	Class of shares allotted	Number allotted
Mrs Amanda Jane Williams	Ordinary	900
Address
42 Shaftesbury Road Weston Super Mare Avon
UK postcode BS23 2YA

Name	Class of shares allotted	Number allotted
Mr Barry John Williams	Ordinary	180
Address
28 Kensington Avenue Old Colwyn Colwyn Bay Clwyd
UK postcode LL29 9ST

Name	Class of shares allotted	Number allotted
Mr Gibbon Vaughan Williams	Ordinary	270
Address
43 Trehwfa Road Holyhead Gwynedd
UK postcode LL65 5SW

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Carl Hugh Wilson	Ordinary	360
Address
113 Croydon House Croydon Street Easton Bristol, Avon
UK postcode BS5 0DX

Name	Class of shares allotted	Number allotted
Mr David Wilson	Ordinary	180
Address
22 Drumbrae Place Edinburgh Lothian
UK postcode EH12 8TQ

Name	Class of shares allotted	Number allotted
Mr Kevin Wilson	Ordinary	180
Address
278 Bristol Road Bridgewater Somerset
UK postcode TA6 4BT

Name	Class of shares allotted	Number allotted
Mr Grant Morris Gordon Winston	Ordinary	540
Address
5 Codlin Close Little Billing Northamptonshire
UK postcode NN3 9TG

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Leslie Douglas Wix	Ordinary	540
Address
6 Mallard Walk Boroughbridge North Yorkshire
UK postcode YO5 9LQ

Name	Class of shares allotted	Number allotted
Mrs Suzanne Elizabeth Wix	Ordinary	540
Address
6 Mallard Walk Boroughbridge North Yorkshire
UK postcode YO5 9LQ

Name	Class of shares allotted	Number allotted
Mr Richard Wollaston	Ordinary	540
Address
6 Austhorpe Grove Whitkirk Leeds West Yorkshire
UK postcode LS15 8PY

Name	Class of shares allotted	Number allotted
Mr Anthony David Wood	Ordinary	865
Address
3 The Brache Maulden Bedford Bedfordshire
UK postcode MK45 2DZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Pamela Wood	Ordinary	900
Address
8 Church Row Copt Hewick Ripon North Yorkshire
UK postcode HG4 5DA

Name	Class of shares allotted	Number allotted
Mr Thomas David Woodward	Ordinary	540
Address
24 Bank Hey Lane South Blackburn Lancashire
UK postcode BB1 5RQ

Name	Class of shares allotted	Number allotted
Mr Terence Woodwarth	Ordinary	900
Address
34 Catherine Road Swinton Greater Manchester
UK postcode M27 0FX

Name	Class of shares allotted	Number allotted
Mr Eric Woolf	Ordinary	360
Address
73 Lockington Crescent Dunstable Bedfordshire
UK postcode LU5 4ST

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Dean Worrall	Ordinary	1,080
Address
6 Crane Close Hazelwood Rushden Northamptonshire
UK postcode NN10 6BE

Name	Class of shares allotted	Number allotted
Mr Stuart Wray	Ordinary	381
Address
23 Scholes Park Drive Scarborough North Yorkshire
UK postcode YO12 6RD

Name	Class of shares allotted	Number allotted
Mr Robert Stanley Wyeth	Ordinary	381
Address
12 Glebe Avenue Broughton Kettering Northamptonshire
UK postcode NN14 1NE

Name	Class of shares allotted	Number allotted
Mr David Arthur Wynne	Ordinary	180
Address
45 Ironside Street Houghton-Le-Spring Sunderland Tyne and Wear
UK postcode DH5 8AY

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Mark Young	Ordinary	450
Address
112 Bramham Drive Harrogate North Yorkshire
UK postcode HG3 2UB

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 6/4/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform